December 11th, 2009

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Quebec Securities Commission
United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:      Fronteer Development Group Inc. (the “Corporation”)

Pursuant to Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Gary Simmons to the use and public filing of the technical report entitled “Updated Technical Report on the Preliminary Economic Assessment of the Long Canyon Project Elko County, Nevada, USA” dated December 11th, 2009, by the Corporation. I also confirm that I have read the Corporation’s News Release dated December 1st, 2009, relating to the technical report of December 11th, 2009, that it fairly and accurately represents the information in the technical report, and I consent to the use and public filing of the extracts of the technical report contained therein.

Sincerely,

Gary L. Simmons

Gary Simmons
GL Simmons Consulting, LLC